United States securities and exchange commission logo





                              September 17, 2021

       G. Reed Petersen
       President
       Entertainment Holdings, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Entertainment
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12g
                                                            Filed September 3,
2021
                                                            File No. 000-56317

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10-12g filed September 3, 2021

       Item 5. Directors and Executive Officers, page 22

   1. We partially reissue comment 2. Please describe the business experience during the past five years of Mr. G.
Reed Petersen, as required by Item 401(e) of Regulation S-K, including prior and
current involvement with blank check companies. For example, we note Mr. Peterson is
involved with Victoria Lake, Inc. Please disclose his prior
                                                        performance history
with such companies, including:
                                                            The company's name;
                                                            His relationship
with the company;
                                                            Whether the company
has engaged in a business combination;
                                                            Whether the company
registered any offerings under the Securities Act; and
                                                            Whether any
transaction resulted in termination of his association with any blank check or shell
company, including the date of such transaction, the nature and dollar
 G. Reed Petersen
Entertainment Holdings, Inc.
September 17, 2021
Page 2
              amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

         Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by
Item 401(e). Please
         clearly identify Mr. Petersen as a promoter. See Item 401(g).
2. We reissue comment 3. We note the amended disclosure of possible conflicts of interest with Myson Inc. on page 8 and on page 22. Please provide disclosure of the specific conflicts of interest, specifically identifying the nature of the conflict between this business and any specifically identified other businesses.
Item 10. Recent Sales of Unregistered Securities, page 24

3. We reissue Comment 4. Please revise to provide the disclosure required by Item 701 of
       Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote one to the financial statements. In addition, we note that Mr. Petersen became the sole officer and director in
       June 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. It appears that the reorganization and the resulting change in the nature
       of the shareholders    investment may constitute a    sale    under
Section 2(a)(3) of the
       Securities Act. For guidance, please see Section 203.02 of our Compliance and
       Disclosure Interpretations (Securities Act Sections), which is available at https://www.sec.gov/corpfin/securities-act-sections. Please provide your analysis with
       specific facts regarding the reorganization and the number and type of Entertainment
FirstName LastNameG. Reed Petersen
       Holdings, Inc.   s shareholders. Alternatively, tell us the section of
the Securities Act or the
Comapany
       rule NameEntertainment     Holdings,
            of the Commission under    whichInc.
                                              exemption from registration was
claimed and state
       the facts
September        reliedPage
            17, 2021    upon2 to make the exemption available.
FirstName LastName
 G. Reed Petersen
FirstName LastNameG.
Entertainment Holdings,Reed
                       Inc. Petersen
Comapany 17,
September NameEntertainment
              2021            Holdings, Inc.
September
Page 3    17, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jacob Heskett